Via Facsimile and U.S. Mail
Mail Stop 6010
								December 14, 2005


Ms. Diane M. Barrett
Vice President & Chief Financial Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186

Re:	Noven Pharmaceuticals, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 0-17254

Dear Ms. Barrett:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Form 10-K, filed March 16, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Estimates

Revenue Recognition, page 45
1. We believe your disclosure, and corresponding disclosures within the financial statements of Novogyne, related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following in disclosure-type format:
a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
c) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
d) Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.
e) A roll forward of the liability for each estimate for each period presented showing the following:
a. Beginning balance,
b. Current provision related to sales made in current period,
c. Current provision related to sales made in prior periods,
d. Actual returns or credits in current period related to sales made in current period,
e. Actual returns or credits in current period related to sales made in prior periods, and
f. Ending balance.
f) A discussion of the period to period comparisons of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Inventories, page 48
2. For inventories of Noven`s generic fentanyl patch, which management has capitalized prior to obtaining FDA approval, please provide the following in disclosure-type format:
* The current status of the approval process at the balance sheet date including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
* The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company does not believe those issues affect its probable future benefit conclusion.
* The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to realize the inventory prior to the expiration of the shelf life.
* The risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the asset.
* The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. Management should include within that disclosure a robust analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.
* The effects of build-up of pre-launch inventory balances on liquidity.

Financial Statements

Statements of Operations, page 82
3. Please tell us how you have complied with Item 4-08(k) and Item
5-
03(b)2 of Regulation S-X as you do not disclose separately the costs of product revenues generated from a related party.

Statements of Cash Flows, page 84
4. Please tell us how you have complied with SFAS 95 as it would appear the distributions received from Novogyne would be considered an investing activity.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Inventories, page 86
5. Please provide to us, in disclosure-type format, a description of the accounting policy regarding capitalization of unapproved products, which specifically states the point during the FDA approval process that management determines a probable future benefit exists.
Specifically address whether management uses the lower of cost or market principle applied to inventory taken as a whole or is separately evaluated.
6. Please provide us in disclosure-type format a breakdown of the $10.8 million in inventories capitalized prior to obtaining FDA approval between finished goods, work in process, and raw materials.

5. Contract and License Agreements

Shire Collaboration, page 96
7. Please tell us how the deferral of direct costs incurred in pursuit of approval of your methylphenidate patch and recognition of these costs against a portion of the $25 million deferred revenue previously received complies with GAAP. Please cite the appropriate literature management relied upon. Additionally, please support the current presentation within your Statements of Cash Flows of the changes in these costs within operating activities.

Vivelle Ventures LLC

Statement of Operations, page 116
8. We note that you do not include amortization of the marketing rights of the CombiPatch within costs of sales. Please tell us how you have complied with SAB Topic 11:B. Acceptable alternatives are classification of amortization amount with costs of sales or expanding the cost of sales caption to include parenthetical disclosure indicating that amortization is excluded and the amount of amortization excluded from cost of services. You gross margin discussion in MD&A should be consistent with this presentation.
In
this regard if you exclude amortization from cost of sales, the MD&A discussion should clearly state the nature and amount of the amortization that is excluded.

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Diane M. Barrett
Noven Pharmaceuticals, Inc.
December 14, 2005
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